Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

KENNETH B. FORREST

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL

DAVID C. BRYAN

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

WILLIAM T. ALLEN	ERIC S. ROBINSON
PETER C. CANELLOS	PATRICIA A. ROBINSON*
DAVID M. EINHORN	LEONARD M. ROSEN
THEODORE GEWERTZ	MICHAEL W. SCHWARTZ
RICHARD D. KATCHER	ELLIOTT V. STEIN
THEODORE A. LEVINE	WARREN R. STERN
DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS
ROBERT B. MAZUR	J. BRYAN WHITWORTH
PHILIP MINDLIN	AMY R. WOLF
ROBERT M. MORGENTHAU
* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

DAVID M. ADLERSTEIN	PAULA N. GORDON
MICHELE J. ALEXANDER	NANCY B. GREENBAUM
LOUIS J. BARASH	MAURA R. GROSSMAN
DIANNA CHEN	MARK A. KOENIG
ANDREW J.H. CHEUNG	J. AUSTIN LYONS
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
Direct Dial: (212) 403-1394 Direct Fax: (212) 403-2394 E-Mail: DKLam@wlrk.com November 30, 2012

VIA HAND DELIVERY AND EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	AbbVie Inc.
Amendment No. 5 to Registration Statement on Form 10-12B
Filed November 16, 2012
File No. 001-35565

Dear Mr. Riedler:

On behalf of our client, AbbVie Inc. (the “Company”), which is currently a wholly owned subsidiary of Abbott Laboratories (“Abbott”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 27, 2012, with respect to the filing referenced above.

This letter and Amendment No.6 (“Amendment No. 6”) to the Registration Statement on Form 10 (File No. 001-35565) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 6 marked to

Mr. Jeffrey P. Riedler

U.S. Securities and Exchange Commission

November 30, 2012

indicate changes from the version of the Registration Statement filed on November 16, 2012 (“Amendment No. 5”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 6.  All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 to Amendment No. 6 (the “Information Statement”).

General

1.                                    Please file as an exhibit the purchase agreement entered into on November 5, 2012 by and among yourself, Abbott Laboratories and the representatives of the initial purchasers of your convertible notes.

Response:  The exhibit list to the Registration Statement has been revised in response to the Staff’s comment to include the executed purchase agreement between the Company, Abbott Laboratories, as guarantor, and the representatives of the initial purchasers of the Company’s senior notes.  The Company has filed a complete copy of the agreement as Exhibit 10.21 to the Registration Statement.

Unaudited pro forma condensed combined balance sheet, page 42

2.                                    Please revise to include a cross reference to a footnote for the $1,000 short-term debt pro forma adjustment. If you do not include disclosure of the short-term debt in footnote G, please revise footnote G to disclose the amount of long-term debt as $14.7 billion.

Response:  The Information Statement has been revised on pages 43–44 in response to the Staff’s comment.

*          *          *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Karessa L. Cain at (212) 403-1128.

Very truly yours,

/s/ David K. Lam
David K. Lam

Enclosures

cc:      Richard A. Gonzalez, Chairman of the Board and Chief Executive Officer (AbbVie Inc.)

Laura J. Schumacher, EVP, General Counsel and Secretary (Abbott Laboratories)